
July 31, 2013

Via E-mail
J. Patrick Barley
President and Chief Executive Officer
JP Energy Partners LP
600 East Las Colinas Boulevard, Suite 2000
Irving, TX 75039

> **Re: JP Energy Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted July 3, 2013**
> **CIK No. 1523404**

Dear Mr. Barley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note references throughout your draft registration statement to various agreements that you identify as being significant to your business. Please expand your disclosure to describe the principal terms of each material agreement. File the partnership agreement as an exhibit or appendix, preferably with your next amendment. Also, please file the other material agreements as exhibits or explain to us why you do not believe you are required to file them. Refer to Item 601 of Regulation S-K. For example, please address the following:
- Agreements with affiliates and transactions with related persons as described on pages 166 through 169;
- The amended credit facility referenced at pages 78 and 111;
- The operating agreement with TEPPCO Partners L.P. concerning your crude oil storage facility, as discussed on page 28; and
- Any agreements with your propane suppliers, as discussed on page 31.

4.   As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Prospectus Cover Page

5.   At page 66, you provide a tabular entry to quantify the "shortfall" you would have experienced for the year ended December 31, 2012, and for the twelve months ended March 31, 2013. You also use that term at page 62 and elsewhere. Please revise the related cover page disclosure to quantify the amount of this deficiency.

Limited Call Right, page 17

6.   You do not yet disclose what percentage of your outstanding units will be owned by your general partner and its affiliates. Please revise the disclosure here to clarify whether the general partner and its affiliates are expected to own more than the threshold amount to call and purchase all common units at the time this offering concludes. We note the related risk factor disclosure at page 50, which suggests that the threshold will be met when the subordination period ends. Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable.

If you believe an exemption from the tender offer rules would be available, please explain why.

Risk Factors, page 22

7.   Please revise and shorten this 36-page section to comply with Item 503(c) of Regulation S-K. That Item indicates in part that your risk factors discussion "must be concise and organized logically. Do not present risks that could apply to any issuer or any offering." Note also that Securities Act Release 33-6900 indicates that "meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure" as required by Commission rules. Your risk factors should be brief and to the point.

 We might not have sufficient cash from operations, page 22

8.   Please disclose in this risk factor that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates. We note the related disclosure at page 48 in that regard.

Cash Distribution Policy and Restrictions on Distributions, page 61

9.   Your disclosures under "Rationale for Our Cash Distribution Policy" require further clarification. You begin that discussion by stating, "Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy…." But later in the same paragraph, you indicate that (emphasis supplied), "[O]ur general partner may change our cash distribution policy at any time, *subject to the requirement in our partnership agreement to distribute all of our available cash quarterly*." Similarly, at page 62, you state, "While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended." The balance of your prospectus, including the cover page reference to "minimum quarterly distributions," appears to suggest that the receipt of such quarterly distributions is intended to be an essential aspect of the securities you are offering. Please revise or explain these apparently contradictory statements.

Unaudited Combined Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012, and the Twelve Months Ended March 31, 2013, page 65

10.   You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2013. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 68

11.   In the first paragraph, you suggest that the forecasted amount ($38.4 million) will exceed the amount needed to pay "the aggregate annualized minimum quarterly distribution of $__ on all of our units…." However, you should also discuss this information on a quarter-by-quarter basis, consistent with what is shown in the table at page 69. Please revise accordingly.

12.   In that regard, based on the limited information you have provided elsewhere, it appears that you expect to experience a shortfall for the first three-month period you show in the table at page 69 as the forecasted amount of "estimable distributable cash flow." In that regard, we note that you suggest at page 65 that the amounts you show for pro forma distributable cash flow for the year ended December 31, 2012 ($29.6 million), and for the twelve months ended March 31, 2013 ($31 million) were insufficient to cover the aggregate minimum quarterly distributions for those periods. Multiplying by four the referenced three-month period entry ($6.5 million) yields only $26 million, well short of both pro forma periods discussed at page 65. Please explain where our analysis is incomplete, or revise your disclosure throughout the prospectus (including on the cover page) to make clear that you anticipate a shortfall in the first three-month period. In that regard, we note the discussion in the second bullet point on the cover page.

Non-GAAP Financial Measures, page 96

13.   We note you adjust net income (loss) to remove the (gain) loss on commodity derivative contracts to compute the non-GAAP measure, Adjusted EBITDA. Please revise your disclosure to specify how the (gain) loss on commodity derivative contracts are calculated for all periods presented. To the extent Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, although limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired (i.e., not including any amounts representing a recovery of cost), please revise your reconciliation to replace the line item "(Gain) loss on commodity derivative contracts" with two separate line items, one for the total commodity derivative loss (gain) reported in your Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period.

Results of Operations, page 105

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 112

Cash provided by Operating Activities, page 112

14.   We note your disclosure indicating the variances in cash flows from operations relate to increases in non-cash expenses. As non-cash expenses, such as depreciation and

amortization, generally result in nil change to the net amount of cash flow from operations, e.g. depreciation and amortization is added back to net income as the non-cash charge impacted net income without any changes to cash, please provide an analysis of the reasons for the variances in cash flows from operations that is attributable to cash-related activity. For example, an analysis of the changes in cash received from customers or cash paid to suppliers may provide the basis for a more meaningful discussion. Please read the guidance in FRC §501.13.b.1 Operations for further guidance.

Duties of the General Partner, page 176

15.   If true, revise to state explicitly that the definition you provide for "good faith" at page 177 in the subsection captioned "Partnership agreement modified standards" is found in your partnership agreement and is not based on any judicial doctrine. Also, at the first usage or reference to this "good faith" standard include a cross reference to this revised section or include a parallel revision. We may have additional comments once we have the opportunity to review the text of the forthcoming partnership agreement.

Financial Statements

JP Energy Partners LP

Note 2 – Summary of Significant Accounting Policies, page F-16

Basis of presentation March 31, 2013, page F-16

16.   We understand it is your intent to distribute cash to existing unitholders upon completion of the offering. Please disclose within this footnote and in the pro forma financial information when this event will occur in relation to the recapitalization transactions and the completion of the offering, who are the recipients of the distributed cash (i.e. common unit holders and/or subordinated unit holders) and how the cash distribution will be funded.

Note 2. Summary of Significant Accounting Policies, page F-32

17.   We note your disclosure on page 141 explaining that you sold or exchanged approximately 4.2 million propane-filled cylinders to various retailers for the year ended December 31, 2012 on a pro forma basis. Please disclose your accounting policy for receipts on sale or exchange and with respect to the costs of manufacturing or purchasing such cylinders and clarify if the policy differs when a cylinder will be sold rather than exchanged. In doing so, please specify whether your customers take legal title to the sold or exchanged cylinders and explain how you differentiate in your accounting between cylinders utilized in your operations for exchange and those that are held in inventory for sale and those that are considered to be sold. Further, tell us how you classify the cash outflows associated with manufacturing or purchasing cylinders in your statements of

cashflows. Please reference the specific GAAP that you have relied upon in formulating your accounting policy.

Derivative Instruments and Hedging Activities, page F-33

18.   Please include an accounting policy note to explain where net receipts (payments) related to your derivative instruments are classified on your statements of cash flows.

Caddo Mills Pipeline Terminal of Truman Arnold Companies & Arkansas Terminal and Trading, Inc. (TAC)

Note 2-Summary of Significant Accounting Policies, page F-75

19.   Please disclose how TAC accounts for its asset retirement obligations. This comment is also applicable to the financial statements of Falco Energy Transportation, LLC.

Heritage Propane Express, LLC (Heritage)

Note 10 – Derivative Instruments, page F-112

20.   We note Heritage characterizes a portion of the loss on its commodity derivatives as realized. The guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized gains and losses when recording changes in the fair value of derivatives not designated as hedges. Please provide clarifying disclosure to indicate how you derived the realized portion of the derivative loss.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-

Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director